April 9, 2008
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	The X-Change Corporation Form 10-KSB for the Fiscal Year Ended December 31, 2006 Form 10-QSB for the Fiscal Quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 File No. 002-41703
Dear Mr. Spirgel:
We have received your letter dated April 4, 2008, containing comments on the above referenced documents and references to your original letters dated February 21, 2008 and December 14, 2007 We also reference our supplemental response letters dated February 5, 2008 and March 19, 2008.
We acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant and that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in the above noted filings do not foreclose the Commission from taking any action with respect to the filing. We also represent that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Following please find our responses, numbered to correspond to each of your comments.
Please feel free to contact me at 972-747-0051, ex. 113, or our securities attorney, Kevin Woltjen at 214-651-2344, if you have any questions or require any further information regarding these matters.
Sincerely,
George DeCourcy
Chief Financial Officer
Encl.

cc:	Kevin Woltjen, Strasburger & Price, LLP

Form 10-KSB for the Fiscal Year ended December 31, 2006
Note 6 — Common Stock Transactions, page F-17
1.	We note your response to comment 1. When available, quoted market prices are generally considered the best evidence of fair value and shall be used as the basis for measurements of stock based payments. In the case of unregistered or otherwise restricted shares, quoted market price is normally the starting point for measuring fair value. A nominal discount from current market price may be appropriate in circumstances where shares are subject to trading restrictions under Rule 144, however, the discounts from market that you have recognized are quite significant and we do not believe that the support you have offered substantiates such a large discount. Please revise your accounting to value shares issued based on quoted market prices.
Response:
We are revising our accounting to value shares issued based on quoted market prices. We will file a restated 10-KSB/A for the year ended December 31, 2006 to reflect this valuation.
Note 10 — Merger/Acquisition, page F-21
2.	We note your response to comment 2. Your basis in GAAP for the valuation of the shares issued in the acquisition of AirGate, as well as the assets and liabilities, remains unclear. You appear to have valued the 10,000,000 shares issued at $0.001 while the shares appear to have had a market value of approximately $0.67 on the date of your acquisition, July 20, 2005. Your response provides no substantive basis for such a significant discount from market value in assessing your valuation. Please revise your accounting to value shares issued based on quoted market prices, in accordance with SFAS 141.
Response:
We are revising our accounting to value shares issued based on quoted market prices for the acquisition of AirGate. We will file a restated 10-KSB/A for the year ended December 31, 2006 to reflect this valuation.
Note 6 — Restatement — 2006, page 11
3.	We note your response to comment 3. Please file an Item 4.02 Form 8-K reporting your restatements
Response:
We have filed an Item 4.02 Form 8-K reporting our intended restatement.

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